

Mail Stop 3561

June 1, 2016

Lynn Powers
Chief Executive Officer
Gaiam, Inc.
833 West South Boulder Road
Louisville, CO 80027

      Re: Gaiam, Inc.
              Preliminary Information Statement on Schedule 14C
              Filed May 17, 2016
              File No. 000-27517

Dear Mr. Powers:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Summary Term Sheet, page 1

Interests of Certain Persons in or Opposition to Matters to be Acted Upon, page 5

1. Please refer to the second bullet. Please quantify here the total amounts that your executive officers may receive in connection with the proposed Brand Business Sale. Please also revise the Change-in-Control Compensation section on page 5 accordingly.

Approval of the Transactions, page 8

2. Please refer to the third paragraph. Please identify the directors and the entity that delivered the written consent approving the proposed transactions.

Background of the Brand Business Sale, page 13

3. We note that one director and an entity controlled by another director own a controlling voting interest in the company of approximately 87.7% as of May 10, 2016. We also note that these parties entered into a voting agreement under which each party agreed to vote their shares in favor of the Brand Business Sale. To the extent applicable, please briefly discuss any negotiations or other material contacts between the company and these controlling shareholders related to the proposed transactions.

Opinion of Financial Advisor, page 42

Miscellaneous, page 50

4. Please quantify any fees received or to be received by Stifel, Nicolaus & Company, Incorporated relating to any material relationship that existed during the past two years between you and your affiliates and Stifel. Refer to Item 1015(b)(4) of Regulation M-A. In this regard, please quantify the following fees :
   - "A portion of the Transaction Fee is contingent upon the completion of the Brand Business Sale";
   - "Stifel was also engaged as Gaiam's financial advisor in connection with the sale of Gaiam's interest in Natural Habitat, Inc. and received a fee upon consummation of such transaction"; and
   - "Upon consummation of the Brand Business Sale, Stifel may be entitled to receive an additional fee relating to the Brand Business Sale and the sale of Gaiam's interest in Natural Habitat, Inc."

ANNEX E

Unaudited Pro Forma Condensed Consolidated Financial Information, pages E2-E7

5. We note your present unaudited pro forma condensed consolidated balance sheet as of December 31, 2015 and unaudited pro forma condensed statements of operations for the year ended December 31, 2014. Please note that your unaudited pro forma financial information is limited to the date as of the most recent balance sheet date for pro forma balance sheet. For pro forma statements of operations, your presentation is limited to the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. As such, please remove the above referenced unaudited pro forma condensed consolidated financial statements in the information statement. Refer to Rule 11-02(c) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Kristin M. Macdonald
        Brownstein Hyatt Farber Schreck, LLP